Exhibit 99.2

STARFIELD RESOURCES INC.
(An Advanced Exploration & Development Company)

FINANCIAL STATEMENTS

May 31, 2007

Starfield Resources Inc.
July 12, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entities auditor.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
BALANCE SHEETS (Unaudited – Prepared by Management)
AS AT MAY 31
(all numbers are in thousands)
	May 31, 2007	February 28, 2007

ASSETS

Current
Cash	$12,144	$506
Receivables	622	175
Prepaid expenses and deposits	58	83

	12,823	764
Mineral properties (Note 3)	65,712	63,581
Equipment (Note 4)	777	719

	$79,312	$65,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$1,151	$2,536
Current portion of capital lease obligations	141	141
	1,292	2,677

Capital lease obligations (Note 5)	156	185

Future income taxes	1,260	1,260
	2,708	4,122

Shareholders’ equity
Capital stock (Note 6)	89,438	72,516
Contributed surplus (Note 6)	2,609	2,412
Deficit	(15,443)	(13,986)

	76,604	60,942

	$79,312	$65,064

Nature and continuance of operations (Note 1)
Commitments (Note 8)
Subsequent events (Note 10)

On behalf of the Board:

“Norman M. Betts”	“Ross Glanville”
Director	Director

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited – Prepared by Management)
THREE MONTHS ENDED MAY 31
(all numbers, except loss per share, are in thousands)
	2007	2006

EXPENSES
General and Administrative
Consulting fees	$23	$40
Directors’ fees	94	–
Investor relations	90	177
Legal and audit	262	32
Management compensation	241	24
Rent and office services	59	150
Transfer and regulatory fees	147	38
Travel and conferences	73	166
	989	627

Amortization	65	1
Stock-based compensation (Note 6)	478	1,202
Interest charges (income)	(76)	–

Net Loss	(1,457)	(1,830)

Deficit, beginning of year	(13,986)	(11,885)

Deficit, end of year	$(15,443)	$(13,715)

Basic and diluted loss per share	$(0.01)	$(0.01)

Weighted average number of shares outstanding	211,251	170,885

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS (Unaudited – Prepared by Management)
THREE MONTHS ENDED MAY 31
(all numbers are in thousands)
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,457)	$(1,830)
Items not affecting cash:
Stock-based compensation	478	1,201
Amortization of computers and office equipment	65	1

Changes in non-cash working capital items:
Receivables	(447)	(258)
Prepaid expenses and deposits	26	–
Accounts payable and accrued liabilities	(1,385)	373

Net cash used in operating activities	(2,720)	(514)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(2,131)	(3,790)
Acquisition of exploration equipment	(123)	15

Net cash used in investing activities	(2,254)	(3,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of capital lease	(29)	–
Share issue costs	(1,415)	–
Issuance of shares and units	18,056	16,029

Net cash provided by financing activities	16,612	16,029

Change in cash	11,638	11,740

Cash, beginning of year	506	2,134

Cash, end of year	$12,144	$13,874

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management)
MAY 31, 2007

1.           NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and  registered in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006.  The Company is an advanced exploration and development company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (Note 3).

The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production.  Currently, the Company has no producing mineral properties.  The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and purchase warrants, through private placements and underwritings and short-term loans.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

All amounts are in Canadian dollars unless otherwise stated.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.

b) Mineral properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned or management has determined there to be an impairment in value. Costs of abandoned properties are written off to operations. These costs will be amortized on the basis of units produced in relation to the proven and probable reserves available on the related property following commencement of production.

[1]

STARFIELD RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management)
MAY 31, 2007

b) Mineral properties (cont’d…)

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.  There are no proven or probable reserves on the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims and title may be affected by undetected defects.

c) Equipment and amortization

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Furniture & fixtures	20%-30%
Exploration equipment	30%
Equipment under capital lease	30%

In the year of acquisition only one-half of the normal rates are applied.  Amortization related to exploration equipment is deferred to mineral properties as they are part of exploration costs.

d) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases.  An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing.  Rental payments under operating leases are expensed as incurred.

e) Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

f) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.  When the Company renounces flow-through expenditures, a portion of the Company’s future income

[2]

f) Flow-through common shares (cont’d…)

tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

g) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

h) Stock-based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated expense is recognized over the vesting period.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

i) Income taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely then not to be realized.

j) Comprehensive earnings

Section 1530 introduces comprehensive earnings, which is composed of net earnings (loss) and other comprehensive earnings (loss) (OCE).  OCE comprises revenues, expenses, gains and losses that GAAP requires to be included in shareholder’s equity but are excluded from the calculation of net earnings (loss).  OCE includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign exchange currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities and changes in fair value of the effective portion of cash flow hedging instruments.  Cumulative changes in OCE are presented in accumulated other comprehensive earnings (loss) (AOCE) which is presented as a new category of shareholder’s equity on the balance sheet.

[3]

k) Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.  Under this standard, all financial assets and liabilities are required to be measured at fair value on initial recognition except for certain related party transactions.  Measurement in subsequent periods depends on the classification as held-for-sale, available-for-sale, held-to-maturity, loans and receivables, or other financial assets and liabilities.  Transaction costs are expensed as incurred for financial instruments designated as held-for-trading.  For other financial instruments, transaction costs are either captialized on initial recognition or expensed as incurred.  Starfield has decided to expense all transaction costs as incurred on its financial assets and liabilities.

Financial assets and liabilities designated as held-for-trading are measured at fair value with changes in those fair values recognized in financing and other costs.  Financial assets held-to-maturity, loans and receivables, and other financial assets and liabilities are measured at amortized cost using the effective interest method of amortization.  Available-for-sale assets are presented as investments on the balance sheet and are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in net income.  Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.  Investments in equity instruments over which the Company exercises significant influence and employs equity accounting are also measured at cost.

Derivative instruments are recorded on the balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are closely related to the host contracts.  Changes in the fair values of derivative instruments are recognized in net earnings with the exception of derivatives which qualify for hedge accounting.

The Company considers the impact of financial instruments at May 31, 2007 to be nil.

l) Hedges

Section 3865 outlines the criteria that must be satisfied in order for hedge accounting to be applied.  There are three permitted hedging strategies:  fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in self-sustaining foreign operations.  Hedge accounting is prospectively discontinued when the derivative no longer qualifies as an effective hedge or the derivative is terminated, sold, matures or expires.

The Company has no hedges in place at May 31, 2007.

[4]

3.	MINERAL PROPERTIES

	May 31, 2007 (000’s)	February 28, 2007 (000’s)

Acquisition costs:
Balance, beginning of period	$2,166	$2,166
Additions	22	22

Balance, end of period	2,188	2,188

Exploration costs:
Balance, beginning of period	61,393	44,209
Personnel	501	2,679
Air support including helicopter moves	737	5,048
Diamond drilling	–	3,174
Camp support costs, including fuel	543	4,221
Analytical and geophysical services	350	1,834
Mobilization and demobilization	–	228
	2,131	17,184

Balance, end of period	63,524	61,393

Balance, end of period	$65,712	$63,581

Ferguson Lake claims

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production. The Company was also required to pay the vendor an annual operator management fee on the annual qualifying exploration expenditures on the Ferguson Lake claims.  The Company has terminated the annual management fee in exchange for increasing the annual advance royalty payment to $50,000.

Starfield / Wyn Ferguson Lake project:

On November 8, 2002 (as amended May 6, 2003 and December 3, 2003), Wyn Developments Inc.  (“Wyn”) entered into an option agreement with Hunter Exploration Group (“Hunter”) to earn an undivided 100% interest in certain claims located contiguous to the Ferguson Lake claims, Nunavut Territory in consideration of the issuance of 1,100,000 units to Hunter, the expenditure of $1,000,000 over four calendar years between 2002 and 2005 on exploration and development on the property and the payment of advance royalty payments.  In July 2003, the Company signed an option agreement with Wyn whereby the Company could earn a 50% interest in these claims. Under the terms of the agreement, the Company was required to incur a total of $500,000 (one-half of the total commitment of Wyn) in exploration expenditures in the calendar years 2004 through to 2005 and contribute an additional $75,000 for exploration in calendar year 2004. In addition, the Company was required to pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively.   In April 2004, the Company signed an addendum to the Starfield / Wyn
[5]

option agreement to add claims which were staked under an area of mutual agreement.  The new claims were held on a 50-50 basis.

The exploration commitments were not completed by either party and it was decided by management to write-down the mineral property to $1 because the Company and Wyn retained interest in certain claims that fell outside the Hunter agreement. The remaining amount was written off during the fiscal year ended February 28, 2007 as the claims expired.

4.	EQUIPMENT

	May 31, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	186	58	128
Exploration equipment	$366	$171	$195
Equipment under capital lease	578	124	454

	$1,130	$353	$777

	February 28, 2007
	Cost (000’s)	Accumulated Amortization (000’s)	Net Book Value (000’s)

Furniture and fixtures	$63	$45	$17
Exploration equipment	$366	$156	$210
Equipment under capital lease	578	87	491

	$1,007	$288	$719

[6]

5.           CAPITAL LEASE OBLIGATIONS

Future minimum lease payments under capital leases for equipment are as follows:

	2007 (000’s)	2006 (000’s)

Leases payable bearing interest at rates from 6.4% to 7.6% per annum, repayable in monthly instalments totalling $13,351 including interest, secured by equipment.	$297	$326

Less: current portion	(141)	(141)

	$156	$185

Estimated minimum lease payments are as follows:

2008	$131	$160
2009	116	116
2010	70	70
2011	12	12

	329	358

Less amount representing interest	(32)	(32)

Balance of obligation	$297	$326

[7]

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock (000’s)	Contributed Surplus (000’s)

Authorized:
Unlimited number of common voting shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares

Common shares issued:
Balance, February 28, 2006	163,350,351	56,768	670
Exercise of options	585,000	162	-
Exercise of warrants	1,033,334	620	-
Private placements	35,881,162	18,332	-
Stock-based compensation	-	-	1,645
Contributed surplus on exercise of options	-	11	(11)
Flow-through tax benefits renounced	-	(1,928)	-
Share issuance costs	-	(1,449)	108

Balance, February 28, 2007	200,849,847	$72,516	$2,412
Exercise of options	1,300,000	702	-
Exercise of warrants	3,138,957	2,254	-
Private placements	58,392,854	15,100	-
Stock-based compensation	-	-	478
Contributed surplus on exercise of options	-	281	(281)
Flow-through tax benefits renounced	-	-	-
Share issuance costs	-	(1,415)	-

Balance, May 31, 2007	263,681,658	$89,438	$2,609

              During the three months ended May 31, 2007, the Company issued the following common shares:

i)
On March 27, 2007, the Company issued 27,142,858 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000.  Each unit consists of one common share and one-half of one transferable common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.  After four months from the date of issue, in the event that the Common Shares trade at a closing price on the Toronto Stock Exchange of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The Company paid issuance costs of $1,052,100 and granted finders’ warrants entitling the holder to acquire an additional 4,569,999 common shares of the Company at an exercise price of $0.24 per share for a period of two years.  Included in these costs was a cash payment of $142,100 and warrants to acquire 507,500 common shares issued as a result of a prior commitment.

[8]

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

ii)	1,300,000 common shares issued pursuant to the exercise of options for proceeds of $702,000.

iii)	3,138,957 common shares issued pursuant to the exercise of purchase warrants for proceeds of $2,254,001.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at May 31, 2007:

	Number of Shares (000’s)	Exercise Price	Expiry Date

Options
	2,140	$0.40	February 14, 2008
	600	$0.45	April 28, 2008
	2,230	$0.25	November 18, 2008
	550	$0.25	January 7, 2009
	2,055	$0.40	August 27, 2009
	1,250	$0.40	January 31, 2010
	3,770	$0.60	March 31, 2011
	4,750	$0.285	February 1, 2012
	3,200	$0.32	April 23, 2012
	1,200	$0.29	May 4, 2012
	21,745

Warrants	1,625	$0.50	December 28, 2007
	3,375	$0.50	January 20, 2008
	20,195	$0.30	March 27, 2009
	25,195

[9]

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants and stock options transactions are summarized as follows:

	Warrants		Stock Options
	Number (000’s)	Weighted Average Exercise Price	Number (000’s)	Weighted Average Exercise Price

Outstanding, February 28, 2006	28,612	0.60	11,472	0.39
Granted	13,215	0.74	9,540	0.44
Exercised	(1,033)	0.60	(585)	0.28
Expired/cancelled	(18,592)	0.60	(1,312)	0.50

Outstanding, February 28, 2007	22,202	$0.69	19,115	$0.41
Granted	20,195	0.30	5,000	0.33
Exercised	(3,139)	0.72	(1,300)	0.54
Expired/cancelled	(14,063)	0.75	(1,070)	0.63

Outstanding, May 31, 2007	25,195	$0.33	21,745	$0.38

Number currently exercisable	25,195	$0.33	14,882	$0.42

Stock-based compensation

During the three months ended May 31, 2007, the Company granted 5,000,000 stock options (2006 - 4,790,000) to directors, employees and consultants. The Company recognized $478,100 (2006 - $1,201,811) in stock-based compensation expense with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current quarter was $0.33 (2006 - $Nil).

The following weighted average assumptions were used in the valuation of stock options granted in the quarter:

May 31, 2007

Risk-free interest rate	4.12 - 4.18
Expected life of options	5 years
Annualized volatility	100%
Dividend rate	0.00%

Flow-through Shares

During the year ended February 28, 2007, the Company issued 11,456,661 (2006 - 11,705,995) flow-through shares and has renounced $5,387,126 (2006 - $5,570,698) of expenditures to the flow-through shareholders.

[10]

7.	RELATED PARTY TRANSACTIONS

During the quarter, the Company had the following transactions with officers and directors and other companies with which officers or directors are related:

	2007 (000’s)	2006 (000’s)

Officer’s remuneration	$137	$24
Directors’ fees	94	-
	$231	$24

Included in accounts payable is $nil (2006 - $Nil) due to directors, officers and other companies with which directors or officers are related.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	COMMITMENTS

The Company leases its 3,200 square foot Toronto office under an agreement expiring October 31, 2008. Minimum annual rents are $147,000. The total minimum obligation under this lease over fiscal 2008 is $135,000.  Its Vancouver lease expires August 31, 2007 with minimum rent of $21,000, which is being recovered from a subtenant.

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	May 31, 2007 (000’s)	May 31, 2006 (000’s)

Cash paid during the quarter for interest	$5	$5

Cash received during the quarter for interest	$-	$-

Cash paid during the year for income taxes	$-	$-

10.	SUBSEQUENT EVENTS

               Subsequent to May 31, 2007, the company entered into the following transactions:

a.	2,107,500 common shares were issued pursuant to the exercise of options for proceeds of $1,032,000; and

b.	2,075,000 common shares were issued pursuant to the exercise of purchase warrants for proceeds of $1,037,500.

[11]